Exhibit 99.12

LONG & SHORT	Dow Jones WebReprint Service®

By JESSE EISINGER

November 2, 2005

Sovereign Bancorp’s Takeover Deal
Looks Like a Dis to Shareholders

Shareholder activists are bringing back the corporate-raider heyday of the 1980s, rattling chief executives. But instead of being scared straight and becoming responsive, one target is emulating that period’s embattled CEOs.

In what looks like a bid to counter a challenge from his largest shareholder, Sovereign Bancorp CEO Jay Sidhu has burned all of the Philadelphia company’s investors. That shareholder, Relational Investors, contends the stock is underperforming and places the blame on Mr. Sidhu and a conflicted board of directors awash in Sovereign loans and business deals and overly generous pay. After signaling its intentions since May, Relational formally launched a proxy fight last month to replace two board members.

A few days later, Mr. Sidhu announced a big deal: Sovereign will pay what most investors think is an outsize sum—$3.6 billion—for Independence Community Bank, a regional thrift. To finance that deal, Sovereign sold just under 20% of itself (in newly issued shares) to Spanish bank Santander. The structure of the deals accomplishes two things. It dilutes Relational’s predeal 7.3% stake, and that of every other shareholder, because there are now more shares outstanding, thereby solidifying Mr. Sidhu’s position via a friendly new partner. And, because Sovereign is paying cash for Independence and selling less than 20% of itself, neither deal requires shareholder approval.

Mr. Sidhu denies structuring the deals to avoid having to sell it to his investors, but given the timing, that seems implausible. Either way, investors didn’t like any of it: Sovereign’s stock fell about 10% after the deal was disclosed, though it has recovered slightly since. In an interview, Mr. Sidhu says the same thing he has been telling irate investors for the past week: that none of this was undertaken in response to the proxy fight, and that the Independence acquisition isn’t overpriced and will bolster per-share earnings.

Many analysts are rightly skeptical, including Bob Hughes of Keefe, Bruyette & Woods. He points out, for instance, that Sovereign is relying on 2006 earnings estimates that include the effects of share repurchases that, because of Sovereign’s spending on the deal, won’t happen. Mr. Sidhu says his estimates will be proven in time.

More important, it’s easy to bolster earnings, but that doesn’t mean you’re getting a good return for the risk. Sovereign is paying 3.5 times Independence’s tangible book value. Since the beginning of 2003, similar bank deals (based on deposits) have cost 2.4 times tangible book value, according to SNL Financial.

Mr. Sidhu argues that the price he’s paying for Independence is effectively lower because he sold stock to Santander at a premium. Again, his logic is flawed. The transactions should be evaluated separately. Sovereign is spending the stock-sale money on something, and that something is too expensive. The money could be better invested elsewhere or returned to shareholders.

The real worry is that Sovereign has done all this just to thwart Relational, and that Mr. Sidhu’s board is letting him. As Relational head Ralph Whitworth is fond of saying, “This is a pre-Enron board in a post-Enron world.”

For a close look at that world, frolic through Relational’s proxy filing. Loans to Sovereign directors and executive officers have risen to $94.1 million, from $4.7 million six years ago. The bank offers no relevant disclosure about the loans, including terms, interest rates or performance. Relational discovered the full extent of them only by cross-referencing Sovereign’s Securities and Exchange Commission filings with records at the Office of Thrift Supervision. In its most recent quarterly SEC filing, Sovereign left off about $24 million worth of loans. Sovereign says the SEC filings excluded credit extensions that haven’t been drawn down.

Mr. Sidhu says all the loans comply with federal rules and haven’t been made on terms not available to other customers. He says most of the loans are not to directors of the holding company, Sovereign Bancorp, but to directors of its subsidiaries. Loans to the parent company’s directors are an “insignificant percentage.”

So why not disclose the details? “We will disclose them at the right time,” he says.

When not drawing fine distinctions about its disclosures, Sovereign—poof!—at times makes them disappear. Sovereign and its subsidiaries for years have paid office-space rent to one of its directors, Cameron Troilo. The payments skyrocketed to $618,700 in 2001, from $68,544 in 1996. Since 2001, however, Sovereign’s filings have included no specific figures, just vague reassurances. Mr. Troilo’s independence is unaffected, its latest filing says, because “the amount of rent paid... was not material” to Sovereign or the director. Mr. Sidhu reiterates that point. Mr. Troilo didn’t return a call.

Mr. Sidhu dismisses Relational’s complaints. “Their allegations challenging the integrity of the board are so ridiculous and so irresponsible that when the facts come out it will turn out very embarrassing to them,” he says. The bank’s corporate governance is “not just adequate; it’s above average.”

I have lavished praise in this space on hedge-fund activism and hedge-fund research, and often have denigrated that of the mutual funds and most traditional money managers. But the work of Relational, which buys stakes in companies it feels could benefit from a dose of shareholder activism, warrants praise in this case.

The firm has uncovered lots of troubling things about Sovereign and put them in black and white for any investor to see. The firm will go through with its proxy fight and could win, given the current ire from fellow shareholders. In doing so, Relational, which has compounded annual returns after fees of 20% since mid-1996, is providing a road map for the newbie activist hedge funds out there.

But the fight also highlights a risk: The corporate-governance flouters out there bite back.

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